LUSE GORMAN, PC

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

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www.luselaw.com

WRITER'S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2001	jgorman@luselaw.com

May 31, 2017

Erin E. Martin

Special Counsel

Office of Financial Services

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Esquire Financial Holdings, Inc.
Draft Registration Statement on Form S-1
Submitted April 12, 2017
CIK No. 0001531031

Dear Ms. Martin:

On behalf of Esquire Financial Holdings, Inc., a Maryland corporation (the “Company”), we are publicly filing herewith a Registration Statement on Form S-1 (the “Public Filing”) via the Securities and Exchange Commission’s (the “Commission”) EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated May 4, 2017 (the “Comment Letter”) regarding the above-referenced Draft Registration Statement submitted to the Commission on April 12, 2017.

The Public Filing also includes other changes that are intended to update, clarify and render more complete the information contained therein, including updates to the financial statements and disclosures to reflect the Company’s financial results as of and for the three months ended March 31, 2017.

Set forth below are the Company’s responses to the comments in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the comments in the Comment Letter and numbered each of the responses to correspond to the numbers of the comments. Capitalized terms used but not defined herein have the meanings given to them in the Public Filing. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Public Filing.

Prospectus Summary

Our Competitive Strengths, page 3

1.	We note your response to comment 4. Please further balance your disclosure regarding your business and growth strategies as well as competitive strengths by providing a brief summary of the most significant risks that your business faces in the Summary section.

Response: In response to the Staff’s comment, the Company has included a brief summary of the most significant risks on page 7 of the Public Filing.

Business

Lending Activities, page 69

2.	Clarify the percentage of total loans represented by each of attorney consumer loans and real estate loans.

Response: In response to the Staff’s comment, the Company has clarified the percentage of total loans represented by each of attorney consumer loans and real estate loans beginning on page 71 of the Public Filing.

* * *

The Company believes the foregoing provides a complete response to the Comment Letter. If you have questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (202) 274-2001 or Gary Lax at (202) 274-2031.

Very truly yours,

/s/ John J. Gorman

cc:	Jessica Livingston, Esq.
William Schroeder, CPA
Amit Pande, CPA
Andrew C. Sagliocca, President and Chief Executive Officer
Gary Lax, Esq.